UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

UNISYS CORPORATION

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .
Commission file number 1-8729

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
UNISYS CORPORATION SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
UNISYS CORPORATION
801 Lakeview Dr., Suite 100
Blue Bell, Pennsylvania 19422

UNISYS CORPORATION SAVINGS PLAN

NOTE: All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants
Unisys Corporation Savings Plan
Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of Unisys Corporation Savings Plan (the “Plan”) as of December 31, 2025 and 2024, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental information
The schedule of assets (held at end of year) as of December 31, 2025 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP
We have served as the Plan’s auditor since 2024
Philadelphia, Pennsylvania
May 29, 2026

UNISYS CORPORATION SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)

	December 31,
	2025	2024
Assets
Investments in Master Trust:
Investments at fair value	$1,272,986	$1,214,894
Investments at contract value	72,335	80,822
Total investments in Master Trust	1,345,321	1,295,716
Receivables:
Employer contributions	230	282
Notes receivable from participants	3,663	3,324
Total receivables	3,893	3,606
Net assets available for benefits	$1,349,214	$1,299,322
See accompanying notes to financial statements.

UNISYS CORPORATION SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)

	Year Ended
	December 31,
	2025	2024
Additions to net assets attributed to:
Investment income:
Interest earned on notes receivable from participants	$321	$288
Net investment income from Master Trust	196,170	181,711
Total investment income	196,491	181,999
Contributions:
Employee	25,800	29,000
Employer	8,174	6,845
Total contributions	33,974	35,845
Other:
Revenue credit	160	223
Total additions	230,625	218,067
Deductions from net assets attributed to:
Benefits paid to participants	180,274	183,835
Administrative and other expenses	459	583
Total deductions	180,733	184,418
Net increase	49,892	33,649
Net assets available for benefits:
Beginning of year	1,299,322	1,265,673
End of year	$1,349,214	$1,299,322
See accompanying notes to financial statements.

UNISYS CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 AND 2024
1.    PLAN DESCRIPTION
The Unisys Corporation Savings Plan (the Plan) is a defined contribution plan that covers non-bargaining employees paid from a United States payroll of Unisys Corporation (the Company) and bargaining unit employees whose collective bargaining agreement provides for participation in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Participants should refer to the Plan instrument, the summary Plan description and subsequent summaries of material modifications, and their respective bargaining unit agreement, if applicable, for complete information.
Contributions — Each Plan year, participants may contribute up to 80% or 9% of their pretax eligible compensation up to the prescribed Internal Revenue Code of 1986, as amended (the Code) limit, depending on their classification as a non-highly compensated or highly compensated employee, respectively. Participants who are age 50 or older and meet certain other Plan requirements regarding contributions may make pretax catch-up contributions to the Plan. Effective January 1, 2025, for participants with one year of service, the Company's matching contributions are equal to 100% of the first 3%, plus 50% of the next 2% eligible compensation deferred by the participant on a pretax basis. In 2024, the Company's matching contributions were equal to 50% of the first 6% of eligible compensation deferred by the participant on a pretax basis. Participants may also make after-tax contributions up to 6% of their eligible compensation. The Company funds the match with cash.
Investment Options — Participants may elect to have their current contributions and existing account balances invested in certain investment options offered by the Plan. Information regarding the investment options is provided to each participant through electronic media, or printed media upon request, and prepared materials provided by the Company and in each investment fund’s prospectus.
Participant Accounts — Each participant’s account is credited with the participant’s contributions, matching contributions from the Company and allocations of Plan earnings (losses), and may be charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is equal to the vested portion of the participant's account.
Vesting — Plan participants are immediately vested in their account balances at all times and are subject to a 3-year graded vesting schedule for Company matching contributions. Effective January 1, 2025, new plan participants are immediately vested in their contributions and the Company's matching contributions.
Forfeitures — Forfeitures from the nonvested portion of terminated employees' account balances can be used to reduce employer contributions in the following plan year or can be used to pay administrative expenses. In 2025, forfeitures of $0.2 million were used to reduce employer contributions and forfeitures used to pay for Plan expenses were insignificant.
Notes Receivable from Participants — Participants may borrow from their Plan accounts up to a maximum equal to the lesser of: (i) the lesser of $50,000 or 50% of their vested account balance; or (ii) the greater of $10,000, or one-half of the value of the vested portion of the employee’s accounts under all plans maintained by the Company and all affiliates. Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate of interest that is commercially reasonable, as determined by the Plan Administrator. A participant may not have more than one loan outstanding. Principal and interest is paid ratably through payroll deductions.
Payment of Benefits — On termination of service, a participant may receive a lump-sum amount equal to the vested balance of their account, or in installments over one to 20 years, continue to hold their vested balance in the Plan (if it exceeds $1,000), or elect to roll over their balance into an eligible retirement plan as defined in the Code, including another qualified plan, the terms of which permit the acceptance of rollover distributions. Active participants may not elect to receive distributions in the form of an annuity or annual installments, and may receive in-service withdrawals in certain circumstances, as defined in the Plan document. The age requirement for minimum distributions is 73.

Administrative Fees — As provided in the Plan document, administrative fees may be paid either by the Plan or the Company. The administrative fees paid by the Plan consist of record keeping, legal, accounting, trustee, investment consulting and other administrative fees.
Revenue Credit Program — The Plan provides for a revenue credit program in connection with revenue sharing with certain investment managers. The amounts may be used to pay Plan expenses or allocated to eligible participant accounts. The amount allocated to participant accounts for the years ended December 31, 2025 and 2024 was $0.2 million and $0.2 million, respectively.
Plan Termination — The Company has the right under the Plan to discontinue its matching contributions and/or to terminate the Plan at any time subject to the provisions of ERISA. As of December 31, 2025, the Company has not expressed any intent to terminate the Plan. In the event of Plan termination, participants remain 100% vested in their accounts.
2.    SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements were prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) under the accrual basis of accounting.
Payment of Benefits — Benefit payments to participants and beneficiaries are recorded upon distribution.
Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value except those investments that are fully benefit-responsive investment contracts, which are stated at contract value. Shares of registered investment companies are valued at quoted market prices, which represent the fair value of shares held by the Plan at year-end. The fair value of the participation units owned in the commingled pools are based on quoted redemption values on the last business day of the Plan year. Shares of the Company’s common stock are valued at the closing market price on the last day of the Plan year.
The Unisys Interest Income Fund includes investments in a short-term investment fund and synthetic guaranteed investment contracts, which have underlying assets primarily made up of bonds, issued principally by insurance companies and financial institutions. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. All participant-initiated transactions with the Unisys Interest Income Fund are permitted at contract value. Withdrawals may not be transferred to competing (short-term bond) funds for 90 days. No other conditions, limits, or restrictions apply to participant-initiated transactions to or from the Unisys Interest Income Fund. However, withdrawals influenced by Company-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value. The Plan Administrator does not believe that the occurrence of any of these events that would limit the Plan’s availability to transact at contract value is probable of occurring. No reserves have been provided or are considered necessary against contract values for credit risk of contract issuers or otherwise. Crediting interest rates as of December 31, 2025 and 2024 ranged from 3.37% to 3.75% and 3.06% to 4.48% per annum, respectively. Interest rates are set at the time the contract is negotiated and, depending on the terms of the contract, are fixed through the maturity date or are reset monthly or quarterly. The average yield on the contracts was 3.21% and 2.81% per annum for the years ended December 31, 2025 and 2024, respectively.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is reported on the accrual basis. Dividends are recorded on the ex-dividend date.
Notes Receivable from Participants — Participant loans are classified as notes receivable from participants on the Statements of Net Assets Available for Benefits and are valued at their unpaid principal balance, plus accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned. Related fees are recorded as administrative expenses and are recorded when they are incurred. No allowance for credit losses has been recorded as of

December 31, 2025 and 2024. Notes Receivable outstanding at both December 31, 2025 and 2024 bear interest ranging from 4.25% to 10.50% per annum. As of December 31, 2025, note maturity dates ranged from January 2026 to October 2040.
3.    MASTER TRUST
The Plan participates in the Unisys Corporation Savings Plan Master Trust (the Master Trust) with a similar plan sponsored by the Company. As of December 31, 2025 and 2024, the investments of the participating plans were held in trust with Fidelity Management Trust Company (the Trustee). Each participating plan's investment in the Master Trust is equal to the sum of its participant account balances in relation to total Master Trust investments.
At December 31, 2025 and 2024, the Plan's specific interest in the net assets of the Master Trust was based on the Plan's specific investments in the Master Trust, which is not materially different than the Master Trust. The remaining amounts in the Master Trust at December 31, 2025 and 2024, related to the Unisys Puerto Rico Savings Plan, were approximately $3.0 thousand and $3.0 thousand, respectively.
As of December 31, the net assets of the Master Trust and the Plan's interest in the Master Trust were as follows (in thousands):

	2025		2024
	Master Trust Balances	Plan's Interest in Master Trust Balances	Master Trust Balances	Plan's Interest in Master Trust Balances
Mutual funds	$188,455	$188,455	$499,377	$499,377
Common collective trusts	1,080,737	1,080,735	707,992	707,990
Unisys Common Stock Funds	3,797	3,796	7,528	7,527
Total investments at fair value	$1,272,989	$1,272,986	$1,214,897	$1,214,894

Unisys Interest Income Fund	72,335	72,335	80,822	80,822
Total investments at contract value	$72,335	$72,335	$80,822	$80,822

Total net assets	$1,345,324	$1,345,321	$1,295,719	$1,295,716
Changes in the net assets of the Master Trust for the years ended December 31, 2025 and 2024, were as follows (in thousands):

	2025	2024
Interest and dividends	$14,346	$19,540
Net appreciation of Mutual Funds	63,804	62,769
Net appreciation of Common Collective Trusts	122,186	98,564
Net (depreciation) appreciation of Unisys Common Stock Fund	(4,166)	838
Net increase before transfers	196,170	181,711
Transfers in (contributions, loan repayments)	35,848	37,725
Transfers out (benefit payments, administrative fees, participant loans)	(182,413)	(185,811)
Net increase in net assets	49,605	33,625
Net assets:
Beginning of year	1,295,719	1,262,094
End of year	$1,345,324	$1,295,719
4.    FAIR VALUE MEASUREMENTS
Accounting rules have established a fair value hierarchy that requires the use of observable inputs when measuring fair value, but allows for unobservable inputs when observable inputs do not exist. The following provides a description of the three levels of inputs used to measure fair value and the types of Plan investments.

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan can access at the measurement date.
Common Stock and Mutual Funds — These investments are valued using quoted prices in an active market. Units of registered investment companies are public investment securities valued using the readily determinable fair value (RDFV) provided by the Trustee. The fair value per share for these funds are published and are the basis for current transactions.
Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly.
Common Collective Trusts — These investments are comprised of debt, equity, and other securities and are valued using the RDFV provided by trustees of the funds. The fair value per share of these funds are published and are the basis for current transactions.
Level 3: Unobservable inputs for the asset or liability.
The Plan has no Level 3 investments.
The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the measurement date.
The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value at December 31, 2025 (in thousands):

	Fair value	Level 1	Level 2
Investments in the Master Trust
Mutual funds	$188,455	$188,455
Common collective trusts	1,080,737		$1,080,737
Unisys Common Stock Fund	3,797	3,797
Total investments in the Master Trust at fair value	$1,272,989	$192,252	$1,080,737
The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value at December 31, 2024 (in thousands):

	Fair value	Level 1	Level 2
Investments in the Master Trust
Mutual funds	$499,377	$499,377
Common collective trusts	707,992		$707,992
Unisys Common Stock Fund	7,528	7,528
Total investments in the Master Trust at fair value	$1,214,897	$506,905	$707,992

5.    TAX STATUS OF THE PLAN
The Internal Revenue Service (IRS) has determined and informed the plan sponsor by letter dated May 14, 2024 that the Plan is qualified and the trust established under the Plan is tax exempt under the appropriate sections of the Code. Although the Plan has been amended since receiving the determination letter, the Plan's administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe the Plan is qualified and the related trust was tax-exempt as of the financial statements date. U.S. GAAP require the Plan's management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that would not be sustained upon examination by the IRS. The Plan's administrator and its tax counsel have analyzed the tax positions taken by the Plan and have concluded that as of December 31, 2025 and 2024, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure to the financial statements. As such, no reserve is required under U.S. GAAP. The Plan is subject to audits by the IRS; however, there are no current IRS audits for any tax periods in progress. The Plan's administrator and its tax counsel believe the Plan is no longer subject to IRS audits outside the statutory audit period.
6.     RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market conditions, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits. Market volatility associated with certain investments held by the Plan could impact the value of investments after the date of these financial statements.
7.    RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are shares of registered investment companies managed by Fidelity Management & Research Company or one of its affiliates. The Master Trust also holds shares of Common Stock of the Company. At December 31, 2025 and 2024, the Master Trust held 1,354,788 and 1,171,811 shares of Unisys Common Stock in the Unisys Stock Fund, respectively. These transactions qualify as party-in-interest transactions and are exempt from the prohibited transaction rules. During 2025, there were 496,600 shares purchased for $1.9 million, and 313,623 shares sold for $2.7 million, and during 2024, there were 283,900 shares purchased for $1.5 million, and 338,160 shares sold for $1.9 million. Notes receivable from participants and revenue sharing are also considered party-in-interest transactions.
8.    SUBSEQUENT EVENTS
Management evaluated subsequent events for the Plan through the date the financial statements were issued. No material events have occurred since December 31, 2025 that required recognition or disclosure in these financial statements.

UNISYS CORPORATION SAVINGS PLAN

SUPPLEMENTAL SCHEDULE

UNISYS CORPORATION SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 38-0387840 & Plan Number 004
DECEMBER 31, 2025

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, number of shares, rate of interest, par or no par, maturity value	(d) Cost	(e) Current value
*	Unisys Corporation Savings Plan Master Trust	Investment in Unisys Corporation Savings Plan Master Trust	**	$1,345,321,427

*	Notes receivable from participants	Interest rates from 4.25% to 10.50% per annum with maturities from 2026 to 2040	**	$3,662,639

*	Denotes party-in-interest as defined by ERISA

**	Cost omitted for participant-directed investments.

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNISYS CORPORATION SAVINGS PLAN

UNISYS CORPORATION

Date:	May 29, 2026	By:	/s/ Debra McCann
Debra McCann
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)